KAHF BIOTECH, INC.

Innovative Cancer Therapeutic Developments



kahfbiotech.com Rochester, NY

Highlights

1. A novel target in PDAC with limited prior characterization and promising preclinical validation

2. Dual therapeutic strategy: blocks metastasis early and kills tumors in late-stage disease

3. Capital-efficient plan: lead antibody development achievable with ~$40–50K

4. Platform approach expandable to multiple solid tumors expressing the same receptor

5. Lead antibody can be expanded into ADC or Degrader Antibody conjugates (DACs)

Antibody conjugates (DACs)

6. Founded by PhD cancer scientist with deep expertise in cancer therapeutic development platforms

Featured Investor

Ronald L Krall
Syndicate Lead

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Invested $10,000

Former Chief Medical Officer, GlaxoSmithKline; Head US Development, AstraZeneca Chairman of the Board, Pierian Biosciences Senior Advisor, EIT Pharma

"As a former executive (Chief Medical Officer & Head of Development) with responsibility for medicines development for Zeneca, AstraZeneca and GSK I oversaw the development of more than 20 medicines, including multiple anti-cancer drugs.
The research that underpins KAHF's approach to cancer chemotherapy is novel and warrants development investment. An investment to carry this foundational work forwards to try to make a new anti-cancer agent is potentially transformative. The initial target of this development, pancreatic cancer, is undoubtedly one of the cancers most in need of novel therapeutics.
KAHF has a path to making a new medicine that is sound and achievable and accounts for the high risk associated with any new drug development.
I back KAHF to fulfill the hope of changing the course of cancer."

Team



Muhammad Sadeqi Nezhad CEO

Muhammad Sadeqi Nezhad is the Founder and CEO of KAHF Biotech, Inc., a New York based biotech startup focused on pioneering therapeutic strategies to target

metastatic and dormant cancer cells-areas often overlooked in conventional oncology approaches

kahfbiotech.com

Memo



KAHF Biotech, Inc.
Pioneering next-generation cancer therapies targeting the KAHF receptor to halt tumor progression and metastasis
We named our identified target, KAHF receptor, for confidential purposes
February 2026
KAHF Biotech, Inc.
1



KAHF Biotech, Inc. Overview
➢ KAHF Biotech is a spinout company from research conducted at the Wilmot Cancer Center in New York—an NCI Designated Cancer Center
➢ Headquarter, 1200 Jefferson Rd, Suite 210, Rochester, New York 14623
➢ Our mission is to pioneer next-generation cancer therapies targeting the KAHF receptor to halt tumor progression and metastasis
➢ Our goal is to develop an optimized Anti-KAHF Monoclonal Antibody as a new biological drug in cancer fields
➢ Pancreatic Ductal Adenocarcinoma (PDAC) is our lead Cancer type, following with other solid tumors
https://www.kahfbiotech.com
Team Members
Founder and CEO
Muhammad Sadeqi Nezhad Ph.D.
Cancer scientist
Specialized in cancer therapeutic development
Scientific Advisor
Darren R Carpizo M.D. Ph.D.
Surgeon scientist
+20 years of cancer research translational studies
Scientific Advisor
Aram F Hezel M.D.
Physician scientist
+20 years of cancer research
Specialized in clinical trials
Scientific Advisor
Ronald Lee Krall M.D.
Physician, Former CMO
+25 years of industry experience
Oversaw 20 drugs approval
KAHF Biotech, Inc.
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Targeting the KAHF Receptor to Halt Tumor Progression and Metastasis

➢ We named our identified receptor KAHF for confidential purposes


KAHF Receptor Promotes Progression and Metastasis
KAHF Receptor
Membrane
Cytoplasm
Promotes
EMT
Survival
Invasion
Drug Resistance
Progression & Metastasis
Anti-KAHF mAb
Anti-KAHF mAb Promotes Tumor Death
Anti-KAHF mAb
KAHF Receptor
Membrane
Cytoplasm
Inhibits
EMT
Survival
Invasion
Drug Resistance
Apoptosis/Death

Pancreatic Cancer: A Deadly Disease with No Targeted Solutions


Lung and bronchus
Colon and rectum
Pancreas
Liver
Projected cancer deaths (Thousands)
Year
2010
2020
2030

Rahib et al. Cancer Research 2024


5-Year Relative Survival
Percent
Metastatic Patients
44.0%
16.2%
3.1%
10.6%
Localized
Regional
Distant
Unknown
Stage

National Cancer Institute



National Cancer Institute

- Second most cause of cancer death by 2030
- 67,440 diagnosis per year in the USA
- 51,980 deaths per year in the USA
- 400,000 diagnosis per year Globally
- Yearly increase rate

- Overall survival of 13%
- Metastatic patient survival 3.1%
- >85% patients diagnosed with metastasis

- Chemotherapy remains standard treatment with response rate of 23-31.6%
- Highly resistance to current therapy
- No Antibody-based therapy
- No Anti-metastasis drug in the field

URGENT NEED TO DEVELOP NOVEL EFFECTIVE THERAPIES!!!

KAHF Receptor is Highly Expressed by Pancreatic Tumor and Using Anti-KAHF mAb Promotes Tumor Death

1. KAHF Receptor is highly expressed by PDAC Cells


In situ hybridization for KAHF receptor expression
Primary Tumor
Normal Pancreas
Mouse Tissues
RNA-seq data
Human Samples

2. Anti-KAHF mAb increases PDAC cell Death


Tumor Spheroid Models
PBS treated
Anti-KAHF mAb
BXPC3
Stained Surface Area (%)
PBS treated
Anti-KAHF mAb

3. KAHF gene plays a survival role in PDAC cells


Human BXPC3 PDAC cells
Empty Vector
KAHF Knock Down
Rescuing the cells by re-introducing KAHF gene

4. Anti-KAHF mAb Reduces Invasion and basal-like phenotype


Anti-KAHF mAb
IgG Isotype
EMT Score
BXPC3
Invasion Assay
count per field
BXPC3 Wild
Anti-KAHF mAb

KAHF Receptor Deletion Prevents Metastasis Formation in Genetically Engineered Mouse Models


Liver
Lungs
Primary Tumor
KPC KAHF+/+
100% expression
Metastatic tumor
Liver
Primary Tumor
Lungs
KPC KAHF+/-
50% expression
Metastatic tumor
No Metastasis
KPC KAHF-/-
0% expression
Primary Tumor
Liver
Lungs
ns
****
****
Metastasis (%)
KPC KAHF+/+
KPC KAHF+/-
KPC KAHF-/-
KPC KAHF +/+, N=13
KPC KAHF +/-, N=15
KPC KAHF -/-, N=19

Targeting the KAHF receptor provides a strong and transformative therapeutic opportunity!!

Proposal: Development of a New High Affinity Anti-KAHF Monoclonal Antibody as a New Biological Drugs in Cancer Fields

- Sino Biological is the global leader in Antibody fields
- Provides us the technology with royalty and Ownership free
- The Antibody Ownership will be transferred to KAHF Biotech, Inc.


SinoBiological
In collaboration with Sino Biological
Seed Round Activities
KAHF Biotech
Antigen Preparation
Month 1
Sino Biological
Antibody Production
Month 2
Sino Biological & KAHF Biotech
Clone Selection
Month 5
Sino Biological
Lead Expansion
Month 7
KAHF Biotech
In Vitro & Vivo Studies
Month 8-15

We Propose to Develop a Novel, Optimized Anti-KAHF mAb with Improved Affinity for Clinical, IP, and Commercialization Purposes!!!!

Roadmap For Anti-KAHF mAb


<2025
2026-2027
2027-2029
2029-2031
Target Identification and Validation
KAHF Receptor Identified
Engineered Mouse developed
Mechanism of action studied
In Vitro and In Vivo performed
Antibody Development and Validation
Antibody Discovery $40
In vitro studies $10
Patent protection $10
In Vivo study $50
lab space and legal $10
IND-Enabling Studies
Final candidate selection
Cell line development
GLP process development
Pre-GMP and GMP batches
PK/PD and Tox studies
IND /CTA submission
Phase I/II Clinical Trials
Single Agent therapy
Safety and tolerability
Overall survival
Primary tumor shrinkage
Reduction in metastatic burden
We are here
$50K-120K
$7-$10M
$30-$50M
A
B
C
Seed
Series A
Series B

This seed round will be used to generate a new patent protected Anti-KAHF mAb ready for IND-enabling studies!!!

Future projections are not guaranteed

Proposed Phase I Clinical Trial

Multi-Center Phase I Trial of Single-Agent Anti-KAHF mAb Therapy

- Pancreatic Cancer

Primary Endpoints:
- Incidence and severity of AEs, SAEs, and DLTs
- Determination of MTD/RP2D
- Monotherapy with Anti-KAHF mAb

- Pancreatic Cancer
- Endometrial Cancer
- Skin SCC
- Breast Cancer
- Ovarian Cancer
- Colorectal Cancer
- Bladder Cancer

- Monotherapy with Anti-KAHF mAb
- Improved overall survival
- Shrinkage of primary tumor cells
- Reduction in metastatic burden

Exploratory Endpoint (Pharmacodynamic):
- Changes in tumor EMT signatures, apoptosis, and immune infiltration using RNA-seq and IHC



1
2
3
4
5
6
7

- Pre-treatment Biopsy

- Post-treatment Biopsy

- **Dose escalation:** ~20-25 patients
- **Expansion cohorts:** ~20-30 patients
- **Total enrollment:** up to 50-60 patients

- Locally advanced solid tumor
- Patients with metastatic tumors
- Progression after systemic therapy

- Dose Escalation (1-20 mg/Kg)
- Single-patient cohorts until a Grade ≥2 toxicity is observed
- Thereafter, 3+3 or modified continual reassessment method (mCRM)
- DLTs are assessed during Cycle 1 (first 28 days)

- Recommended Phase 2 Dose Identified
- Cohort A: Advanced/metastatic solid tumors (pan-tumor)
- Cohort B: KAHF positive patients (>10%)
- Each cohort will enroll up to 15-20 patients

Our lead antibody has multiple indication-specific pipelines, with each tumor type representing an independent clinical and commercial opportunity!!!

The Market Opportunities

Total Addressable Market (TAM) for PDAC Patients

TAM (at $50k–$150k/patient)
400,000 Patients

$20B–$60B

Serviceable Available Market (SAM)

30% market share

$6B–$18B

A proven market for monoclonal antibodies

Global market of $238B in cancer mAb

Drug (Brand)	Company	Target Protein	2023–2024 Revenue
Keytruda (pembrolizumab)	MERCK	PD-1	$25.0 B
Opdivo (nivolumab)	Bristol Myers Squibb	PD-1	$10 B
Darzalex (daratumumab)	Genmab	CD38	$9.74 B
Vectibix (panitumumab)	AMGEN	EGFR	$1.05 B
Erbitux (cetuximab)	Lilly	EGFR	$1.27 B



Platform Potential: Expanding Our Lead Antibody into Multi-Product Franchise

Antibody Drug Conjugate



Target antigen
Antibody
Linker
Cytotoxic drug

Potent tumor killing
Broader indication reach
Second-gen franchise

Degrader Antibody Conjugate



Degrader

Targeted Degrader delivery
Expanding E3 ligase repertoire
Next-gen immunotherapy

Antibody Oligonucleotide Conjugate



Oligonucleotide
Antibody

Targeted RNA delivery
Precision gene silencing
Programmable platform

Our lead antibody, Anti-KAHF-mAb, serves as a platform to expand into multiple cancer therapeutic assets!!!





Thank You!

KAHF Biotech is Advancing Next-Generation KAHF-Targeted Therapies to Halt Tumor Progression and Metastasis.

Muhammad Sadeqi Nezhad, Ph.D. CEO

[redacted]

https://www.kahfbiotech.com